UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant to

Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MEDICINOVA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58468P206

(CUSIP Number)

May 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G
CUSIP No. 58468P206		Page 2 of 6

1.	Names of Reporting Persons. Hajime Satomi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,217,000 (see Item 4 below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,217,000 (see Item 4 below)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,000 (see Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person IN

Schedule 13G
CUSIP No. 58468P206		Page 3 of 6

1.	Names of Reporting Persons. Samurai Investments San Diego LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,750,000 (See Item 4 below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,750,000 (See Item 4 below)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.1%
12.	Type of Reporting Person OO

Schedule 13G
CUSIP No. 58468P206		Page 4 of 6

ITEM 1.

(a) Name of Issuer: MediciNova, Inc.

(b) Address of Issuer’s Principal Executive Offices:

4275 Executive Square, Suite 300

La Jolla, CA 92037

ITEM 2.

(a) Name of Person Filing: Hajime Satomi and Samurai Investments San Diego LLC. The foregoing entities are collectively referred to as the “Reporting Persons.” Mr. Satomi may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Samurai Investments San Diego LLC.

(b) Address of Principal Business Office, or if None, Residence: 501 W. Broadway, Suite 1100, San Diego, CA 92101-3575

(c) Citizenship: Mr. Satomi is a natural person and is a citizen of Japan. Samurai Investments San Diego LLC is a California Limited Liability Company.

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 58468P206

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,217,000 shares

(b) Percent of class: 5.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,217,000 shares (See Row 5 of cover page for each Reporting Person.)

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: 2,217,000 shares (See Row 7 of cover page for each Reporting Person.)

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Common stock beneficially owned by Mr. Satomi as of May 9, 2018:

2,217,000 shares of common stock, that includes (i) 1,000,000 shares held by Samurai Investments San Diego LLC (the “LLC”), (ii) 750,000 shares that were issued on May 9, 2018 upon the exercise of a warrant to purchase common stock that was held by the LLC and 467,000 shares held by Mr. Satomi directly. Mr. Satomi is the sole member of the LLC and has sole voting and investment power over all of the shares held by the LLC.

Schedule 13G
CUSIP No. 58468P206		Page 5 of 6

The percentages used herein are calculated based on 41,879,073 shares of Common Stock reported by the Issued to be issued and outstanding as of April 12, 2018, as disclosed in the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on or about April 26, 2018, plus 750,000 shares issued upon exercise of the warrant held by the LLC.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE    SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G
CUSIP No. 58468P206		Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2018

(Date)

/s/ Hajime Satomi
Hajime Satomi

SAMURAI INVESTMENTS SAN DIEGO LLC

By:	/s/ Hajime Satomi
Hajime Satomi, Member